UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Playa Hotels & Resorts N.V.
(Name of Issuer)
Ordinary Shares, par value €0.10 per share
(Title of Class of Securities)
N70544106
(Cusip Number)
Michael B. Fisch Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
May 19, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 21 Pages

Exhibit Index Found on Page 21

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Cabana Investors B.V.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**       The reporting persons making this filing hold an aggregate of 8,352,553 ordinary shares, which is 5.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,937,523
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,937,523
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,937,523
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Playa Four Pack, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**       The reporting persons making this filing hold an aggregate of 8,352,553 ordinary shares, which is 5.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 415,030
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 415,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,030
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**       The reporting persons making this filing hold an aggregate of 8,352,553 ordinary shares, which is 5.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,352,553
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,352,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,352,553
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Philip D. Dreyfuss
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**       The reporting persons making this filing hold an aggregate of 8,352,553 ordinary shares, which is 5.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,352,553
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,352,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,352,553
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Michael B. Fisch
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**       The reporting persons making this filing hold an aggregate of 8,352,553 ordinary shares, which is 5.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,352,553
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,352,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,352,553
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Richard B. Fried
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**       The reporting persons making this filing hold an aggregate of 8,352,553 ordinary shares, which is 5.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,352,553
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,352,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,352,553
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS David T. Kim
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**       The reporting persons making this filing hold an aggregate of 8,352,553 ordinary shares, which is 5.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,352,553
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,352,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,352,553
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Michael G. Linn
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**       The reporting persons making this filing hold an aggregate of 8,352,553 ordinary shares, which is 5.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,352,553
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,352,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,352,553
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**       The reporting persons making this filing hold an aggregate of 8,352,553 ordinary shares, which is 5.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,352,553
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,352,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,352,553
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**       The reporting persons making this filing hold an aggregate of 8,352,553 ordinary shares, which is 5.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,352,553
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,352,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,352,553
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS William Seybold
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**       The reporting persons making this filing hold an aggregate of 8,352,553 ordinary shares, which is 5.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,352,553
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,352,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,352,553
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**       The reporting persons making this filing hold an aggregate of 8,352,553 ordinary shares, which is 5.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,352,553
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,352,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,352,553
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS John R. Warren
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**       The reporting persons making this filing hold an aggregate of 8,352,553 ordinary shares, which is 5.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,352,553
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,352,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,352,553
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D

CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☒**

**       The reporting persons making this filing hold an aggregate of 8,352,553 ordinary shares, which is 5.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,352,553
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,352,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,352,553
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D initially filed on March 22, 2017, as amended and supplemented by Amendment No. 1 thereto filed on May 25, 2017, Amendment No. 2 thereto filed on June 27, 2017, Amendment No. 3 thereto filed on December 4, 2017, Amendment No. 4 thereto filed on November 24, 2020 and Amendment No. 5 thereto filed on January 15, 2021 (as so amended and supplemented, the “Prior Schedule 13D” and, as amended and supplemented by this Amendment, this “Schedule 13D”). Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Prior Schedule 13D.

Item 2.	Identity and Background

This Amendment restates Item 2(a) of the Prior Schedule 13D in its entirety as follows:

(a)                This statement is filed by the entities and persons listed in items (i) through (iv) below, all of whom together are referred to herein as the “Reporting Persons.”

The Farallon SPVs

(i)	Cabana Investors B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Cabana”), with respect to the Ordinary Shares held by it; and

(ii)	Playa Four Pack, L.L.C., a Delaware limited liability company (“Four Pack”), with respect to the Ordinary Shares held by it.

Cabana and Four Pack are together referred to herein as the “Farallon SPVs.”

The sole owner of Cabana is Coöperatieve Cabana U.A. (“CCUA”). The indirect owners of CCUA are Farallon Capital Partners, L.P. (“FCP”), Farallon Capital Institutional Partners, L.P. (“FCIP”), Farallon Capital Institutional Partners II, L.P. (“FCIP II”), Farallon Capital Institutional Partners III, L.P. (“FCIP III”) and Farallon Capital Offshore Investors II, L.P. (“FCOI II”) (collectively, the “Farallon Cabana Funds”).

The members of Four Pack are FCP, FCIP and FCIP III (collectively, the “Farallon Four Pack Funds”).

FCP, FCIP, FCIP II, FCIP III and FCOI II are together referred to herein as the “Farallon Funds.”

The Farallon General Partner

(iii)	Farallon Partners, L.L.C., a Delaware limited liability company (the “Farallon General Partner”), which is the general partner of each of the Farallon Funds, with respect to the Ordinary Shares indirectly held by the Farallon Cabana Funds as the indirect owners of CCUA as the sole owner of Cabana; and with respect to the Ordinary Shares indirectly held by the Farallon Four Pack Funds as the members of Four Pack.

The Farallon Individual Reporting Persons

(iv)	The following persons, each of whom is a managing member or senior managing member, as the case may be, of the Farallon General Partner, with respect to the Ordinary Shares held by the Farallon SPVs: Philip D. Dreyfuss (“Dreyfuss”); Michael B. Fisch (“Fisch”); Richard B. Fried (“Fried”); David T. Kim (“Kim”); Michael G. Linn (“Linn”); Rajiv A. Patel (“Patel”); Thomas G. Roberts, Jr. (“Roberts”);William Seybold (“Seybold”); Andrew J. M. Spokes (“Spokes”); John R. Warren (“Warren”); and Mark C. Wehrly (“Wehrly”).

Dreyfuss, Fisch, Fried, Kim, Linn, Patel, Roberts, Seybold, Spokes, Warren and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.”

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Prior Schedule 13D, prior to the last paragraph thereof, in its entirety as follows:

The Farallon SPVs

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon SPV is incorporated herein by reference for each such Farallon SPV. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon 164,029,575 Ordinary Shares outstanding as of April 30, 2021, as reported by the Company in its Form 10-Q for the quarter ended March 31, 2021 filed with the Securities and Exchange Commission (the “SEC”) on May 5, 2021.

(c)	On May 19, 2021, the Farallon SPVs sold an aggregate of 6,642,314 Ordinary Shares (comprising 6,312,264 sold by Cabana and 330,050 sold by Four Pack), at price to the Farallon SPVs of $6.88 per Ordinary Share, in a block trade executed in accordance with the requirements of Rule 144 under the Securities Act of 1933, as amended. Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the class of Ordinary Shares during the last 60 days.

(d)	The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Ordinary Shares held by the Farallon SPVs. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

The Farallon General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

(c)	None.

(d)	The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Ordinary Shares held by the Farallon SPVs. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

The Farallon Individual Reporting Persons

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c)	None.

(d)	The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Ordinary Shares held by the Farallon SPVs and acquirable by the Farallon SPVs upon the exercise of Company Earnout Warrants as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

The Ordinary Shares reported hereby for the Farallon SPVs are held directly by the Farallon SPVs. The Farallon General Partner, as the general partner of each of the Farallon Funds, may be deemed to be a beneficial owner of all such Ordinary Shares indirectly held by the Farallon Cabana Funds and the Farallon Four Pack Funds. The Farallon Individual Reporting Persons, as Managing Members or the Senior Managing Member, as the case may be, of the Farallon General Partner, in each case with the power to exercise investment discretion, may be deemed to be beneficial owners of all such Ordinary Shares held by the Farallon SPVs. Each of the Farallon General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Ordinary Shares.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2021

/s/ Michael B. Fisch
CABANA INVESTORS B.V.
By Michael B. Fisch, Authorized Signatory

/s/ Michael B. Fisch
PLAYA FOUR PACK, L.L.C.
By Michael B. Fisch, Authorized Signatory

/s/ Michael B. Fisch
FARALLON PARTNERS, L.L.C.
By Michael B. Fisch, Managing Member

/s/ Michael B. Fisch
Michael B. Fisch, individually and as attorney-in-fact for each of Philip D. Dreyfuss, Richard B. Fried, David T. Kim, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., William Seybold, Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

The Powers of Attorney executed by each of Dreyfuss, Fried, Kim, Linn, Patel, Roberts, Seybold, Spokes, Warren and Wehrly authorizing Fisch to sign and file this Schedule 13D on his behalf, which were filed as exhibits to the Schedule 13G filed with the SEC on February 13, 2020 by such Reporting Persons with respect to the Common Stock of Broadmark Realty Capital Inc., are hereby incorporated by reference.

EXHIBIT INDEX

1.	Joint Acquisition Statement Pursuant to Section 240.13d-1(k), dated March 21, 2017 (filed as Exhibit 1 to the Reporting Persons’ Schedule 13D with respect to the Ordinary Shares of the Company filed with the SEC on March 22, 2017).

2.	Form of Company Founder Warrants Agreement, dated as of March 11, 2017, by and between the Company and each of the respective Farallon SPVs (incorporated by reference to Exhibit 10.14 to the Company’s Current Report on Form 8-K filed with the SEC on March 14, 2017).

3.	Warrant Agreement, dated as of March 10, 2017, by and among the Company, Computershare, Inc. and Computershare Trust Company N.A. (incorporated by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K filed with the SEC on March 14, 2017).

4.	Form of Company Earnout Warrants Agreement, effective as of March 11. 2017, by and between the Company and each of the respective Farallon SPVs (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed with the SEC on March 14, 2017).

5.	Form of Registration Rights Agreement, dated as of March 10, 2017, by and among the Company and the Holders identified therein (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 14, 2017).

6.	Form of Shareholder Agreement, dated as of March 10, 2017, by and among the Company, TPG Pace Sponsor, LLC, HI Holdings Playa B.V., Cabana Investors B.V. and Playa Four Pack, L.L.C. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 14, 2017).

7.	Tender and Support Agreement, dated as of May 22, 2017, by and among Playa Hotels & Resorts N.V., Bruce D. Wardinski, HI Holdings Playa B.V., Cabana Investors B.V., Playa Four Pack, L.L.C. and TPG Pace Sponsor, LLC (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017).

8.	Underwriting Agreement, dated November 18, 2020, by and among Playa Hotels & Resorts N.V., Cabana Investors B.V., Playa Four Pack L.L.C. and BofA Securities, Inc. (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 20, 2020).

9.	Form of Lock-up Agreement, entered into by Cabana Investors B.V. and Playa Four Pack L.L.C., respectively, and Deutsche Bank Securities Inc.